BioHarvest Sciences Inc.

1140-625 Howe Street

Vancouver, British Columbia

V6C 2T6, Canada

(604) 689-5722

September 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:Request of Acceleration for BioHarvest Sciences Inc.

Registration Statement on Form F-3

File No. 333-289908

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective on September 8, 2025, at 9:00 a.m., Eastern Standard Time, or as soon thereafter as is practicable.

If you have any questions or comments in connection with this request of acceleration, please contact our legal counsel Stephen F.X. O’Neill of O’Neill Law LLP at son@stockslaw.com or (604) 687-5792. Please notify him when the request for acceleration has been granted.

Sincerely,

By: /s/ David K. Ryan

Name: David K. Ryan

Title: Vice-President, Investor Relations and Secretary

cc: Stephen F.X. O’Neill of O’Neill Law LLP.